INCENTIVE COMPENSATION
RECOUPMENT POLICY
(AUGUST 2023)
I.    Purpose
This Incentive Compensation Recoupment Policy (the “Policy”) has been adopted by SSR Mining Inc. and its affiliates (“SSR Mining” or the “Company”) to enhance its alignment with good compensation governance practices and to assist the Company in managing its compensation-related risk.
II.    Definitions
In this Policy, the following capitalized terms have the meanings set out below:
“Committee” means the Compensation and Leadership Development Committee of the Company’s Board of Directors.
“Covered Person” means any current or former executive officer of the Company who received Incentive Compensation during any Look Back Period.
“Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measure, including any compensation relating to the achievement of financial or performance goals or similar conditions; any award or payment under SSR Mining’s annual incentive plan or long term incentive plan; and any bonus payment, stock options, performance share unit, restricted share unit or other award of equity-based compensation, whether vesting is based on the achievement of performance conditions, the passage of time or both.
“Look Back Period” means the three completed fiscal years preceding a Restatement Date.
“Overcompensation Amount” means Incentive Compensation received by a Covered Person in a Look Back Period that is in excess of the Incentive Compensation that the Covered Person would have been paid under the Restatement, computed without regard to taxes paid on such Incentive Compensation.
“Restatement” means an accounting restatement that corrects an error in previously issued financial statements that (i) is material to the previously issued financial statements, or (ii) would result in a material misstatement if the error were corrected, or left uncorrected, in the current period.
“Restatement Date” means date upon which the Company is required to prepare a Restatement.

“Triggering Act” means: (i) any act that leads to the conviction of, or pleading guilty or nolo contendere to, a felony or a crime involving moral turpitude, (ii) any action or conduct that results in material financial or reputational injury to the Company, (iii) the perpetration of an intentional and knowing fraud (or embezzlement or misappropriation) against or affecting the Company or any customer, client, agent, shareholder or employee of the Company, (iv) any act or omission constituting grossly negligent misconduct, (v) any act in violation of a policy of the Company or (vi) any act that leads to a termination of employment for cause or misconduct,
III.    Application
This Policy applies to all persons who are or were Covered Persons during any applicable Look Back Period and to all Incentive Compensation awarded, granted or paid by the Company to a Covered Person during such Look Back Period. For certainty, the right of recoupment survives the cessation of a Covered Person’s employment in such capacity.
IV.    Right to Recoup Incentive Compensation
In the event that:
(a)the Company is required to prepare a Restatement; and
(b)the Covered Person received an Overcompensation Amount,
the Committee shall be required, to the extent the Overcompensation Amount:
(i)has been paid, transferred or otherwise made available to the Covered Person, to require, upon demand, the Covered Person to reimburse the Company for all of the Overcompensation Amount;
(ii)has not been paid, transferred or otherwise made available to the Covered Person, to cancel such payment to the extent of the Overcompensation Amount and to declare the right of the Covered Person to the Overcompensation Amount to be immediately forfeited; or
(iii)is not immediately recovered upon demand from the Covered Person, whether by reimbursement, forfeiture and/or cancellation, to require any compensation owing by the Company to the Covered Person, including any salary or any unvested or unexercised Incentive Compensation, be immediately withheld and/or cancelled by the Company to compensate for the Overcompensation Amount or any unrecovered portion thereof (except to the extent such withholding is not permitted under applicable law), and to bring any other actions against the Covered Person which they may deem necessary or advisable to recover the Overcompensation Amount.
Notwithstanding the foregoing, so long as the Company has made a reasonable attempt to recover the Overcompensation Amount, the Committee may determine not to pursue recovery of an Overcompensation Amount, or pursue recovery of only a part of the Overcompensation Amount, if:
(i)the direct expenses payable to third parties to assist in enforcing the recovery of the Overcompensation Amount would exceed the amount to be recovered;
(ii)the Company obtains an opinion of counsel that recovery of the Overcompensation Amount, in full or in part, would violate applicable law; or

(iii)recovery of the Overcompensation Amount, in whole or in part, would cause an otherwise tax-qualified retirement plan to fail to the meet the applicable requirements of the Internal Revenue Code.
Recoupment of Overcompensation Amounts under this Policy will be initiated by the Company at the request of the Committee, and all amounts recoverable or payable hereunder shall be paid to the Company or as directed by the Committee.
In addition, in the event a Covered Person engages in a Triggering Act, the Company may recover from the Covered Person (in accordance with (i) through (iii) above), and the Covered Person shall return to the Company, up to 100% (as determined by the Committee in its sole discretion as appropriate based on the conduct involved of the Incentive Compensation received by the Covered Person during the period beginning on the first day of the third of the completed fiscal year preceding the date on which the Triggering Act occurred (as determined by the Committee in its sole discretion).
V.    Administration
The Committee shall have full authority to administer and interpret this Policy. Any determination regarding this Policy, its application or implementation will be made by the Committee, and such determination shall be conclusive and binding on the Company and the Covered Persons. The Committee shall review this Policy annually and assess its effectiveness. The employees of the Company are hereby authorized and directed to effectuate any and all actions deemed to be necessary or advisable to carry out the intent of the Committee’s determinations under this Policy.
VI.    Miscellaneous
This Policy shall be in addition to any requirements imposed pursuant to applicable law, including the Sarbanes Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act, any clawback or recoupment provision in any of the Company’s plans, awards and other individual agreements (including any suspension and recoupment provisions in the Company’s equity award agreements), and any other rights or remedies available to the Company, including termination of employment.
The Board of Directors of the Company may amend this Policy at any time, provided such amendment complies with Rule 10D-1 of the Securities Exchange Act of 1934, as amended, and the listing standards adopted by Nasdaq pursuant thereto.
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